Item 77C  The Central Europe Russia and Turkey Fund, Inc.
Stockholder Meeting Results

The Annual Meeting of Stockholders (the "Meeting") of The Central and Eastern Europe Fund, Inc. was held on June 27, 2017.  The Meeting was adjourned until, and reconvened on, July 25, 2017 to permit the solicitation of additional votes with respect to certain proposals.  At the close of business on May 15, 2017, the record date for the determination of stockholders entitled to vote at the Meeting, there were issued and outstanding 7,432,411 shares of the Fund's common stock, each share being entitled to one vote, constituting all of the Fund's outstanding voting securities.  At the Meeting, the holders of 6,940,144 shares of the Fund's common stock were represented in person or by proxy, constituting a quorum.  At the Meeting, the following matters were voted upon by the stockholders.  The resulting votes are presented below:

1.	To elect three (3) Class II Directors, each to serve for a term of three years and until his successor is elected and qualifies.

Number of Votes

	For	Withheld
Ambassador Richard R. Burt	4,696,297	2,107,603
Mr. Walter C. Dostmann	4,767,193	2,036,707
Dr. Kenneth C. Froewiss	6,238,970	564,930

2.	To elect one (1) Class I Director, to serve for a term of two years and until his successor is elected and qualifies.
Number of Votes

	For	Withheld
Dr. Christopher Pleister	6,233,447	570,453

3.	To elect one (1) Class III Director, to serve for a term of one year and until his successor is elected and qualifies.

Number of Votes

	For	Withheld
Dr. Wolfgang Leoni	6,233,520	570,380

4.
To ratify the appointment by the Audit Committee and the Board of Directors of PricewaterhouseCoopers LLP, an independent public accounting firm, as independent auditors for the fiscal year ending October 31, 2017.

Number of Votes

For	Against	Abstain
6,568,230	187,916	112,440

5.
To change the Fund's investment objective from seeking "long-term capital appreciation through investment primarily in equity or equity-linked securities of issuers domiciled in Central Europe, Russia and Turkey" to seeking "long-term capital appreciation through investment primarily in equity and equity-linked securities of issuers domiciled in Central and Eastern Europe;" and to change the Fund's corresponding fundamental investment policy to provide that, "[u]nder normal circumstances, the Fund will invest at least 80% of the Fund's net assets (plus borrowings used for investment purposes) in securities of issuers domiciled in Central and Eastern Europe."

Number of Votes

For	Against	Abstain
3,977,475	1,740,508	45,858

6.
To change the Fund's fundamental investment policy relating to concentration to provide that "the Fund may not invest 25% or more of its total assets in the securities of issuers in any one industry, except that the Fund will concentrate its investments in the energy sector"

Number of Votes

For	Against	Abstain
3,763,563	1,934,700	65,576

As of December 6, 2017, the Fund's Board of Directors is as follows:

Dr. Wilhelm Bender	Director (non-interested)	Since 2013 Class I – term expires 2019
Ambassador Richard R. Burt	Director (non-interested)	Since 2000 Class II – term expires 2020
Walter C. Dostmann	Director (non-interested)	Since 2015 Class II – term expires 2020
Dr. Kenneth C. Froewiss	Director (non-interested)	Since 2017 Class II – term expires 2020
Dr. Wolfgang Leoni	Director (interested)	Since 2017 Class III – term expires 2018
Dr. Christopher Pleister	Director (non-interested)	Since 2016 Class I – term expires 2019
Christian H. Strenger	Chairman and Director (interested)	since 1990 Class III – term expires 2018